Exhibit 99.1

Stevanato Group S.p.A.

"Third Quarter 2025 Financial Results Conference Call"

Thursday, November 06, 2025, 14:30 CET

Moderators:	Franco Stevanato, Executive Chairman & Chief Executive Officer
Marco Dal Lago, Chief Financial Officer
Lisa Miles, Senior Vice President of Investor Relations

Operator:

Good afternoon. This is the Chorus Call conference operator. Welcome and thank you for joining the Stevanato Group Third Quarter 2025 Financial Results Conference Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Chief Communication Officer. Please go ahead, madam.

Lisa Miles:

Good morning, and thank you for joining us. With me today, I have Franco Stevanato, Chief Executive Officer; and Marco Dal Lago, Chief Financial Officer.

A presentation to accompany today's results is available on the Investor Relations page of our website, under the Financial Results tab. As a reminder, some statements being made today are forward-looking and based on current expectations. Actual results may differ materially due to risks outlined in Item 3D Risk Factors of most recent annual report on Form 20-F filed with the SEC. Please read the safe harbor statement included at the beginning of today's presentation and in our press release.

The company undertakes no obligation to revise or update these forward-looking statements, except as required by law. Today's presentation may include non-GAAP financial information. Management uses these measures internally to assess performance and believes it may be helpful for investors in evaluating the quality of our financial results, identifying trends in our performance, and providing meaningful period-to-period comparisons. For a reconciliation of these non-GAAP measures, please refer to the company's most recent earnings press release.

And with that, I will now hand the call over to Franco Stevanato.

Franco Stevanato:

Thank you, Lisa, and thanks for joining us. Today, we will review our third-quarter performance, share updates on our investment projects, and discuss the current market environment. We delivered another solid quarter of financial results, driven by revenue growth, a record mix of high-value solutions, and continued margin expansion.

Our third-quarter financial results exceeded our expectations. We benefited from favorable timing of some product shipments in the BDS segment that were previously scheduled to occur in the fourth quarter. Relative to the same period of last year, we also faced headwinds from foreign currency and certain tariff costs that were not mitigated, which tempered margins in the third quarter. These impacts were already assumed in our guidance.

As a result, we remain on track to meet our 2025 guidance. This underscores the momentum we are experiencing from executing our strategic roadmap, as we leverage and scale up our growth investment in capacity expansion, to meet the increased demand for high-value products. Third-quarter revenue increased by 9% year over year, driven by the continued strong performance of our BDS segment, which grew by 14%. This was primarily fueled by demand in our core drug containment business. As expected, revenue from the engineering segment declined as we continue implementing our business optimization plan.

Our solid performance in the third quarter was underpinned by a remarkable 47% growth in high-value solutions, driven primarily by Nexa® syringes and to a lesser extent, EZ-fill® vials. The Nexa® platform is optimized for sensitive biologics and its high mechanical resistance makes it ideal for the seamless integration of auto-injectors. A core pillar of our long-term strategy is built around meeting the demands of high-growth markets such as injectable biologics, which require premium containment and delivery solutions. These are often sensitive drugs that require specialized glass or ready-to-use containers to maintain stability and integrity and ensure patient safety. Our EZ-fill® portfolio and our ongoing investments in growth capacity are intended to support customers innovation programs in drug development and lifecycle management.

As the pharma industry shifts to ready-to-use platforms, that deliver superior quality, simplify processes, and enhance operational flexibility, our EZ-fill®cartridges are setting a new standard. Most recently, they were selected by a leading manufacturer for use with a GLP-1 biosimilar for Type 2 diabetes, one of the first to receive FDA approval and launch commercially in the United States. Engineered for optimal performance in handheld injection devices, EZ-fill®cartridges offer seamless compatibility with pen injector systems, helping accelerate time-to-market while ensuring reliability and patient convenience. The continued growth in biologics, rising pharmaceutical innovation, and the increasing trend towards self-administration of medicine remains strong secular tailwinds for our business.

Solid demand for high-value solutions and collaboration with customers on ready-to-use products illustrate why we believe we are well-positioned to meet evolving industry demands and support patient-centric solutions.

Turning to the engineering segment, the team continues to make meaningful operational progress against our business optimization plan. Over the past year, we've been squarely focused on executing effectively and meeting our customer commitments. While the steps we have taken have yielded operational improvements, our financial performance is below our expectations. We believe that getting the segment back to historical performance levels is going to take more time as we refresh the workload with new projects and reposition the segment for stronger profitability.

We have a healthy pipeline of new opportunities across the Engineering Segment. However, converting that pipeline into new orders has been slower than we anticipated. First, as I mentioned during the last call, we are strengthening the sales organization with fresh expertise and refining our commercial processes. We expect to harvest the benefits of these initiatives in the coming quarters. Second, several pending opportunities in our pipeline are repeat orders from existing key customers. The good news is that we have received positive feedback on the performance of recently installed manufacturing lines. So, we are cautiously optimistic that the current slowdown in order flow is only temporary. We believe that the long-term demand landscape for our manufacturing technologies remains strong, as the industry expands its capacity to satisfy growing demand for injectable biologics and devices. Customers are investing in new capital projects as they onshore more core operations in the United States and upgrade their technology to meet higher quality standards and more stringent regulations, such as our Annex 1.

Many major pharmaceutical players have announced extraordinary investments dedicated to U.S manufacturing operations. This coupled with organic growth from on-cycle investments and growth in emerging markets provides us with added confidence in the demand outlook.

Let's turn to an update on our capital investment projects in Fishers and Latina. In Fishers, we have several syringe lines running commercial production at various stages of ramp-up. At the same time, we will continue to install additional syringe lines and validate customers for the rest of this year and throughout 2026. Our first vial lines are being installed and qualified with customer validations expected to begin in mid-2026.

We are also advancing the build-out for contract manufacturing activities in support of a couple of large device programs. The new clean room is nearly completed. The first injection molding machines are on-site and scheduled for installation in the coming months. We still expect the commercial activities to begin at the end of 2026 or early 2027.

In Latina, we are scaling commercial production for Nexa® syringes which will continue into 2026. Preparations are underway for the next phase of EZ-fill®cartridge production, to meet the rising demand for ready-to-use cartridges. This next phase will be powered by our new RTU400 EZ-fill® cartridge lines. They have a fully automated ready-to-use process designed to ensure aseptic integrity, increase production capacity, and provide superior container quality.

Our capital investments are helping us meet rising market demand for our core drug containment products amid the growth in biologics which continue to become a larger portion of our portfolio each year.

Before closing, I would like to thank our teams around the world on our important ESG milestone. We were recently awarded the EcoVadis Silver Medal. This puts us in the top 15% of companies assessed globally and the 92nd percentile in our industry. This recognizes our strong performance and reflects our commitment to embed sustainability into our operations and strengthen our ESG practice.

I will now turn the call over to Marco.

Marco Dal Lago:

Thanks, Franco. Before I begin, I want to clarify that all comparisons refer to the third quarter of 2024 unless otherwise specified. Let's start on Page 9. Revenue for the third quarter of 2025 grew 9% to €303.2 million driven by a 14% increase in the BDS Segment which offset a 19% decline in the Engineering Segment. As Franco mentioned, foreign currency translation was a headwind. And on a constant currency basis, revenue grew 11%. Overall, financial results were better than expected in the third quarter primarily due to a favorable timing of product shipments in the BDS Segment which were previously anticipated to occur in the fourth quarter. Revenue from high-value solutions grew 47% and represented 49% of total company revenue.

Strong performance in the BDS Segment led to a 240 basis point increase in consolidated gross profit margin, reaching 29.2% in the third quarter of 2025. This was due to (i) a favorable mix of more accretive high-value solutions, (ii) the expected financial improvements at our Latina and Fishers facilities as we scale our multiyear investment plan. While both sites are currently margin dilutive, we expect to continue to gain operating leverage as its volume and revenue grow and (iii) the ongoing recovery in vial demand as the effects of destocking abate. These positive trends were partially offset by a lower gross profit from the Engineering Segment and to a lesser extent, the impact of currency translation and certain tariff costs that were not mitigated.

In the third quarter of 2025, operating profit margin increased to 17.4% and on an adjusted basis, operating profit margin rose 220 basis points to 18.5%. This improvement was driven predominantly by an increase in gross profit. Net profit totaled €36.1 million with diluted EPS of €0.13. On an adjusted basis, net profit was €38.5 million and adjusted diluted EPS increased 17% to €0.14. In the third quarter of 2025, adjusted EBITDA increased to €77.8 million and the adjusted EBITDA margin improved 280 basis points to 25.7%.

Moving to segment results, starting with the BDS Segment on Page 10. In the third quarter of 2025, our BDS Segment delivered strong results with revenue rising 14% to €266.7 million. On a constant currency basis, BDS revenue grew by 17%.

This Segment outperformed our expectations by approximately €10 million in revenue from product shipments that we previously expected to occur in the fourth quarter.

Top-line growth was driven by a record level of high-value solutions which reached €147.9 million and represented 55% of segment revenue for the third quarter. This was underpinned primarily by strong demand for high-value Nexa® syringes along with the continued recovery in EZ-fill® vials. Meanwhile, revenue from other containment delivery solutions decreased by 10% to €118.8 million due to a decline in low-value syringes and in in-vitro diagnostics as we transition towards a larger portfolio of high-value projects. This was partially offset by growth in bulk vials and contract manufacturing activities for drug delivery devices. In the third quarter of 2025, gross profit margin increased 400 basis points to 32%.

Margin expansion for the BDS Segment was driven by the favorable mix of high-value solutions, the financial improvements in Latina and Fishers as the site scale, and the market recovery in vial demand. These tailwinds were partially offset by the impact of foreign currency and certain tariff costs, which were not mitigated. As a result, operating profit margin for the BDS Segment rose to 22.1%, up from 16.9% in the same period last year.

In the third quarter of 2025, revenue from the Engineering Segment decreased 19% to €36.4 million. This was driven by lower revenue from glass conversion and assembly lines. This offset revenue growth in visual inspection and aftersales services. As expected, the Segment's gross profit margin declined year over year to 10.4% due to lower revenue in the current project mix, which include a higher proportion of revenue from the complex legacy projects in Denmark and fewer new orders.

In the third quarter, operating expenses were higher due to certain R&D activities. This was tied to the ongoing development and launch of our next-generation EZ-fill® cartridge lines at our Latina plant. As a result, segment operating profit margin was negative 1.1%.

Please turn to the next slide for an overview of the balance sheet and cash flow. As of September 30, 2025, the company had cash and cash equivalents of €113.3 million and net debt of €333 million. For the third quarter of 2025, capital expenditures totaled €54.9 million. Net cash from operating activities increased to €47.2 million. Cash used for the purchase of property, plant, equipment, and intangible assets totaled €48.4 million for the third quarter of 2025. The improvement in net cash flow from operating activities and lower capital expenditures in 2025 led to a positive free cash flow of approximately €260,000 in the quarter and €16.9 million on a year-to-date basis.

We believe we have adequate liquidity to fund our strategic priorities and satisfy our working capital needs through a combination of cash on hand, cash generated from operations, available credit lines, and our ability to assess additional financing.

Please turn to the next slide for guidance. Despite the larger unfavorable impact from currency, we are reiterating our fiscal 2025 guidance and still expect revenue in the range of €1.160 billion to €1.190 billion. Adjusted EBITDA between €288.5 million and €301.8 million and adjusted diluted EPS between €0.50 and €0.54.

I want to call out a few updates to our assumptions for the full-year guidance. First, with the strength of high value solutions, we now expect the revenue from high-value solutions will range between 43% and 44% of total revenue, compared with our prior assumption of 40% to 42%.

Currency translation was worse than anticipated in the third quarter. And we now expect that the impact from currency will be approximately €15 million to €16 million compared with our prior range of €12 million to €15 million. We have fully offset these with higher organic growth.

Thank you. I will hand the call back to Franco.

Franco Stevanato:

Thank you, Marco. In closing, our year-to-date performance demonstrates the strength of our long-term strategy and business fundamentals. We continue to deliver solid results driven by growth in high-value solutions, innovation in drug containment delivery, and meaningful progress across our investment projects. While challenges remain within the Engineering Segment, we've taken decisive steps to improve execution, reinforce our commercial teams, and unlock long-term value. Our commitment to supporting the evolving needs of our customers, especially in high-growth areas such as injectable biologics, and self-administered medicines position us well to meet the rise in demand and deliver differentiated value.

The strategic investments we have made, the innovation we have delivered, and the trust we have built with our customers, are the foundation of the strong momentum as we look towards fiscal 2026. With a healthy pipeline, strong market tailwinds, and a clear strategic focus, we are confident in our ability to drive growth, enhance patient outcomes, and deliver lasting value for our customers, employees, and shareholders.

Thank you again for your time and continued support. Operator, we are ready for questions. Thank you.

Q&A

Operator:

Thank you. This is the Chorus Call conference operator. We will now begin the question-and-answer session. Anyone who wishes to ask a question may press "*" and "1" on their touchtone telephone, to remove yourself from the question queue, please press "*" and "2." Please pick up the receiver when asking questions. Anyone who has a question may press "*" and "1" at this time. We kindly ask you to limit to one question and one follow-up only and join the queue again for any further questions. We will pause for a moment as participants are joining the queue.

First question is from Larry Solow, CJS Securities.

Charlie strauzer:

Hello. This is Charlie Strauser for Larry. Can you perhaps give us some more color on the $10 million outperformance in the quarter? And on the top line and then, also talk a little bit more about the mix?

Marco Dal Lago:

Yes. Sure. Marco speaking. Thank you for the question. So, the $10 million is an acceleration to accommodate customer supply chain needs on sales that were previously expected in Q4. So basically, based on their needs, we decided together with the customers to ship in Q3. Everything is BDS. Predominantly in high-value solutions, high-performance syringes.

Charlie Strauzer:	Great. And then high-value solutions, what drove the strong growth in the quarter? And how does the trajectory look going into next year?

Marco Dal Lago:

I will start by saying that we see strong demand in high-performance syringes, particularly Nexa®, as Franco was commenting. Also, Alba® has good traction. And, also important to underline the fact that we can see some recover in sterilized vials following last year’s destocking, we see traction in EZ-fill®vials that is improving compared to the same period last year. Those are the main drivers for high-value solutions growth. And this is also the main reason why we decided to update our guidance with respect of high-value products. We now expect high-value products share between 43% and 44% of company revenue.

Franco Stevanato:

And this is…if I can complement Marco. We see that the trajectory is robust. Our big international clients, in particular the bio customers, also many related to biosimilars, they have a strong demand in particular on EZ-fill®product like Nexa® syringes. We see more and more interest and traction on the Alba® syringes. And more and more, we see a lot of increase in demand for the cartridges ready-to-fill on the different format from 1 ml up to 10 ml because they are perfectly fitting for their self-administration for their auto-injector or wearable devices.

Charlie Strauzer:	Thank you very much.

Operator:	Next question is from Matt Larew, William Blair.

Matt Larew:

Hi, thanks for taking the question. On the margin improvement story here, last quarter you referenced that Latina was positive gross profit margins, but Fishers was not yet positive but quarter-on-quarter improvement in both. I was wondering if you can update us as to where those stood today and Fishers had crossed over to gross profit or it's not positive yet?

Marco Dal Lago:

Well, overall, we are happy about the execution of the two plants. We keep on improving quarter-after-quarter. As you remember, we started the commercial production in Latina in Q4 2023. While in Fishers, we started about three quarters later. In Latina, we keep on improving also the financial performance beside the operational KPIs. And we are getting closer to a normalized gross profit margin compared with the Segment, it's still dilutive.

About Fishers, as mentioned, is we started commercial production three quarters after Latina, it's a bigger plant, it's a Greenfield. We are keeping on improving every quarter. We are not positive yet in Fishers in Q3. We are continuously improving also the financial performance, installing more lines and getting better leverage in our fixed expenses. And we plan to go to positive gross profit margin toward the end of this year.

Matt Larew:

Okay. Thanks for that. And then on Engineering, last quarter, you called out sort of a KPI site acceptance test had significantly increased. It seemed like maybe a positive indicator. Like, now you're saying it's going to take more time to get back to historical performance. What's the right timeline to think about a return to growth? Can that Segment grow in 2026? And if not, does the recovery period look like flat revenue or does it look more like, the down 20%-ish that you've guided to in the back half of 2026…2025?

Franco Stevanato:

Yes. If I can start from the on the bigger picture of the Engineering. On the Q3 of last year, we shared with all of you that the Engineering was coming from a big record high in terms of orders. This has also generated also an increase in our complexity. So immediately with the leadership team, we launched a sort of what we call optimization plan in particular in order to resize the two operation plants. One is related to Italy, other one was related to Denmark because at that time, we received a lot of orders localized in Denmark. So today we continue to make meaningful positive operational progress from an operational point of view.

We further enforced the leadership. We increased the execution on supply chain, after-sales service, so in particular on project management. So, this was translated in Q1, Q2, and Q3 in an evident increase of number of positive site acceptance tests we have delivered to our customers, that have outpaced the number compared to last year.

Even more, the positive signal that our customer, once they're starting to run the line, you see they gave a very positive feedback to all of us. Today where we are? The pipeline that we have with our clients both on the historical clients and also new clients is healthy, all the pipeline.

What we see, however, that is a slow delay in the conversion into orders for mainly 2 reasons. To our big clients, key customers, they were waiting for the final positive acceptance test of the line number one before to place the order #2 and #3.

Second, also, we start to see some of our customers that are taking a little bit more time to re-evaluate in their manufacturing footprint. So, all overall, this temporary headwind of the Engineering, we see that is month after month progressing even more from an execution point of view, also looking the pipeline that we have with our customer is giving very positive feedback for the future.

Just to underline the last comment, the industry in this moment is very dynamic. We see more and more big customers expanding capacity. We see even more a lot of clients all over the world upgrading their technology because the new regulation mostly linked to Annex 1. And also, we see this we want to take even more benefits thanks to the on-shoring in United States, some customers are going to add even more investments. So, this is a good environment where we continue to grow in the next quarters.

Matt Larew:	Thank you.

Operator:	Next question is from Michael Ryskin, Bank of America.

Paul Knight:	And Marco, what will CAPEX be in 2025? Thank you.

Marco Dal Lago:

Great. Thanks for taking the question. In your prepared remarks, I think you made a call out about a biosimilar opportunity or essentially winning some biosimilar business, specifically GLP-1s. I was wondering if you could think talk a bigger picture about biosimilars and how you see that opportunity contributing to Stevanato growth in the coming years.

Specifically, if you could talk to what part of the portfolio benefits that, if that does that tend to be high-value Nexa® or if that tend to be more bulk products or more routine products, standard products? Whether that's you know, incremental margins or top line, I mean, just broadly how important are biosimilars to you today? Thanks.

Franco Stevanato:

Yes. So usually, when biosimilars are entering into the market, when the product is going out of patent, then usually, it's a benefit for a company like Stevanato because this can help to enlarge revenue in the single therapeutic drugs. On the strategy of Stevanato always was extremely important to be part of the originator from the very beginning. This was valid on insulin, on heparin, anesthetic, mAbs and also even more on GLP-1s. Our big historical insulin customer engaged us many years ago and we are deeply engaged with all our products portfolio with our originator.

But, also in parallel Stevanato is extremely active with all the…with our tech center both here in Italy, and in Boston, to try to maximize the validation in all the biosimilars. In fact, today it's exactly what is going to happen. We are deeply involved with all our EZ-fill® high-value product platforms. We have a program of Nexa®Syringes, we have a program on cartridges ready-to-fill, in fact, we were just sharing that we win a big program. Even more we have one biosimilar on GLP-1 a new program in our pipeline for our Alina pen. So, to your question it's yes, the bio-similar helping to further increase the revenue usually when the product is going out of patent, 70%, it will be revenue around originator, 30% historically are the revenue that we're moving inside of biosimilar. This is exactly the strategy of Stevanato to be present in everything that is injectable, originator, and biosimilars.

Michael ryskin:

Okay. And then a follow-up, if I can on the on the guide for the year that you called out effects currency it's a little bit more of a headwind by, I think, $2 million at the midpoint. It sounds like our assumptions for Engineering should be a little bit worse, and you can talk about organic offsetting it. So just, it kind of means the BDS is coming on a little better, you saw the pull forward into 3Q, but am I interpreting correctly that we should expect a little bit of a better pull forward and better result in BDS 4Q as well, even despite the pull forward just to offset currency, to offset currency and Engineering? Thanks.

Marco Dal Lago:

Very good points, Michael. We are reiterating our guidance. Nevertheless, there are some moving pieces. You mentioned a couple of million more headwinds in currency effect, because Q3 was average 1.17 the, euro/dollar exchange rate, a little bit higher than our expectations. We are doing better in high-value products. We expect now to have high-value products as the range of overall revenue between 43% and 44%, so significantly higher than of the second quarter.

On the other side, we are giving priority to high-value syringes rather than accelerating the non-high-value syringes. And this is also moving the mix. As Franco mentioned, orders intake in Engineering is not at the speed that we were anticipating. So, in our model, we took into account of the risk also after the second quarter. But we prefer to adjust our model with a couple of million less. So, all overall, we see impact from currency, some slowdown in Engineering, and acceleration in high-value products bringing more margin to BDS segment.

Michael Ryskin:	Okay. Thanks, so much.

Operator:	The next question is from Paul Knight, KeyBanc.

Paul Knight:	Hi, Franco, could you tell us what is the utilization rate in Fishers and utilization rate in Latina and within how many years to get to full capacity, if that's possible to answer?

Franco Stevanato:

In a Latina we are continuing…sorry, in Fishers we are continuing to install high-speed lines for syringes. Practically, we install the line, we do the internal validation, we do the customer validation. We start to ramp-up. And this installation of lines, we will continue throughout all the year…also 2026 to 2027. On the top of this, we are starting also to add capacity for vials in both bulk and EZ-fill® configuration in the next year. We are adding capacity. We will add capacity for Alba®technology. And like we already mentioned to you, we are extending a big program in our building for hosting the production of auto-injectors in the next year.

So, in the next 1 to 3 years until end of 2028, we will continue to ramping up capacity. The goal is to be in the full potential at the 2028. Remember, we…the goal was to invest $0.5 billion to translate end of 2028, $0.5 billion of revenue.

Paul Knght:

And the you were mentioning onshoring quite a bit. I guess what you're hearing is that because of tariffs and pricing et cetera, your customers are evaluating where their factories maybe in the future, but it seems like it's a step higher, I guess, for possible demand?

Franco Stevanato:

Yes. We start to see starting from starting after the DCAT this year in…it was in March of 2025, many clients that came in to raise interest in our, US facility, with 2 types of interest. All because they were reevaluating their footprint because maybe the region they were looking to produce in a different region of the world and now be they are thinking to put capacity in United States. They are even more interested to boost and speed up the validation of our plants. And this is, let's say, it's already inside of our guidance.

The good news is that, we see more and more clients that are looking to totally change their supply chain, and this is going to become more new opportunities for Stevanato. Because we are already in a very advanced stage of ramping up capacity in Fishers. And they like the idea to speed up the validation of our plants in Fisher, in particular for our existing products.

Paul Knight:	Thank you.

Operator:	Next question is from Mac Etoch, Stephens Inc.

Mac Etoch:

Good morning. Thank you for taking my questions. Maybe just to follow-up on the order pull through. Can you confirm if that's a single customer that's pushing forward $10 million in orders? And secondly, as you look towards 4Q, do you expect those volumes to continue from there? Or is that more of a one-time item?

Marco Dal Lago:

No, we are not confirming that. You know, we are not so concentrated as a customer revenue. It's a bunch of customers in the…especially in high-value products that are accelerating some supply chain needs, but it's not a single customer.

Lisa Miles:	Sorry, Mac. I missed the second part of your question.

Mac Etoch:	I was just curious if those orders are going to repeat in 4Q just given the pull forward?

Lisa Miles:	I see, no, that's not expected. It's a pull forward from Q4 into Q3 on that batch of orders from those customers.

Mac Etoch:	I appreciate the context. Thank you. And then secondly, on Engineering, you mentioned the United States manufacturing announcements. I'd just like to get a sense of what you're hearing within your engineering segment. And the customer conversations you have there. And when that might translate to more meaningful order growth for Engineering and maybe also the BDS Segment as well. Obviously, these are longer-dated opportunities, but I just want to get a sense of what you are hearing.

Franco Stevanato:

On the Engineering Segment, what do we see? There are, again, very similar to the question that Paul asked to us. Certain clients, they are re-evaluating their footprint. Maybe, originally, they were looking to invest capacity in Europe or through a certain CMO, and now they are seriously re-evaluating or they have already approved to expand their capacity in the United States.

This is also why…one of the reasons why we are taking a little bit more time to confirm the order and the specifications. Other customers, they are also changing their type of supply chain. Maybe, they are starting to further increase the outsourcing through US CMO or to use…to further increase the capacity of their existing plants.

So overall, we see a positive trend in the United States where customers are starting to more and more increase their platform for filling in the United States. Automatically, once they will build the factory, there will be even more opportunity for our Fishers plant because automatically, we will have more opportunity for syringes Nexa®, syringes Alba®, and opportunities in devices.

Mac Etoch:	I appreciate the context. I will leave it there.

Operator:	Next question is from David Windley, Jefferies.

David Windley:	Hi. Can you hear me, okay?

Franco Stevanato:	Yes.

Lisa Miles:	Hi Dave.

David Windley:

All right. Hi, good afternoon. Thank you. I wanted to follow-up on Paul's question on capacity for a maybe slightly different spin on it. On the HVS guidance for the year…the previous guidance for the year, I believe you said 40 to 42. And 1Q started off pretty favorable to that and I think at the time, the commentary was that your ability to see HVS continue to rise as a percentage from that first quarter, you know, favorable level was somewhat gated by capacity and when lines were coming on. So, this quarter, obviously, you were able to pull that 10 million forward. The trends have been pretty favorable. I guess I am coming back again to Paul's question about capacity and utilization. Are lines in place to continue to support HVS outperformance but for the pull forward, I guess, in the near term, or are you kind of in a position where you have to wait for additional lines to be validated before you can see HVS continue to move higher?

Franco Stevanato:

Today, David, the demand, let's say, in the last years, most of our investment were just fully dedicated to build capacity in high-value products, both in Italy in the 2 plants and the United States. Today, it is true. We…the demand is really driven by the capacity that we have put in place in all the locations. And most probably, we will continue in this way. What is important to know that there is an intense program to continue to install capacity in all the formats just to translate in facts.

In Latina, we continue to install capacity for syringes Nexa®. In Latina, we will install capacity for syringes with double chamber. We have this huge program to install several hundred million for capacity for cartridges ready-to-fill. In Fishers, it's the same. We continue to add capacity for Nexa® syringes. We will add capacity for Alba®, and we will add capacity for also vials ready to fill. This is only for EZ-fill®.

On the top of this, in Germany, we are launching a new big-size clean room that is going to host the produce Alina pen and also, we have space to further duplicate in the future in United States. So, we are so focused to intensively execute all our investments. We will add several hundred million euro of additional capacity in a high-value products until 2028 in order to really meet all the programs and execute the contract that we have with our customers.

David Windley:

That's very helpful. Thank you. Follow-up question around vials. You had highlighted that the particular pressure on vials, I believe, if we go back to 2024, was acute on your margin and you know, kind of post the pandemic and post the decline in vaccine-related activity, you are seeing recovery in that. I am wondering what the drivers are of recovery in vials. Is it kind of the recovery of orders from your traditional clients or are you seeing new products, perhaps participation in GLP-1s or something like that that are driving an uptick in vial orders? Thank you.

Franco Stevanato:

Yes, David. Let's make a parallel list, Bulk vials, you have to consider like a big ocean with several hundred customers that in the last 2 years, they started to normalize their inventory. Today, since the last 4 quarters, we continue to see positive signals to go back on the normalization. In fact, I think throughout 2026, most probably, we can say that we will be back to the pre-pandemic period for bulk vial. EZ-fill® vial is more a niche. It's more, let's say, we have some big commercial customers, but it's where we see new molecules launching on the ready-to-fill vials.

So, we also have seen a positive traction with particular also increase of orders with new customers on EZ-fill® vials because you remember we shared that the customers were looking to clean the inventory of bulk with bulk vials and then because they have the EZ-fill® flexible line for filling EZ-fill® vials, they are starting to place new orders. So overall, bulk, we are moving to a normalization. On EZ-fill®, we see also new molecules that are going to use this type of primary configuration, EZ-fill®.

David Windley:	Okay. Thank you.

Franco Stevanato:	You are welcome.

Operator:	Next question is from Doug Schenkel, Wolfe Research.

Doug Schenkel:

Thank you for taking my questions. So, you had a really strong high-value solutions quarter that was partially offset by standard bulk coming in a bit light of our model. I am just wondering, based on your commentary, it seems like this is just timing. Is that right or is there some other more durable shift in mix and demand that we should be contemplating as we update our models?

Marco Dal Lago:

Beside what Franco just said about the long-term view and the adoption of the sterile configuration, for the year, there are a couple of factors to be mentioned. First of all, we mentioned the acceleration in the BDS volumes previously expected in Q4. This is mainly in high-value products, so it's a pull forward from Q4 to Q3. Then in Q3, we mentioned also the fact that other containment and delivery solutions are going down compared to the same period last year.

And this is mainly driven by in-vitro diagnostic and non-high-value syringes. More specifically on syringes, we have some flexible lines. So, our priority is to switch the production and the revenue to our high-value Nexa® syringes rather than staying in the low-value syringes. So, we have this type of acceleration in Q3 with the Nexa® syringes and EZ-fill® vials recovery compared with the same period last year.

Franco Stevanato:

If I can add a little bit more in a broader picture, the goal of Stevanato in the next 5, 10 years is to become a fully integrated solution provider for our customers where we want really to sell the full integrated system. This is the reason why, for example, the plant of Fishers is a campus that is going to provide multi-capability only, all in high-value product. And also, this is a combination with the fact that in the last year, most of our investments are fully dedicated to high-value products. So, you can see some fluctuation quarter-by-quarter, but the clear goal of Stevanato in the next three years is really to be laser-focused on serving the full system on high-value products to our clients.

Doug Schenkel:

Okay. Super helpful. I was trying to parse out trend versus transitory, so that's great. An unrelated follow-up, there have been a number of recent headlines around large pharmaceutical companies essentially making deals with the US government around drug pricing. And recently, it's been speculated that Lilly and Novo may announce a deal as soon as today. Is it logical to assume that a significant price drop and thus some elastic response in terms of market expansion via Medicare and Medicaid could be an absolute good guy for packaging suppliers? You know, I'm just wondering as you think about these settlements potentially leading to an increase in volume, wouldn't that by extension be good for Stevanato? Thank you.

Franco Stevanato:

Yes. We saw this announcement, I think also today. We…later today, there will be a further announcement. What we can say is very similar to the question that we received before about the biosimilars. Every time the biosimilar is coming on board, this can help to further enlarge revenue for all the industry. Usually, what we say, just to put in the Stevanato position, with our clients, we have a long-term contracts in place. The cost of primary packaging, also EZ-fill®product or auto injector, is really minor compared to the overall cost of goods of the drugs. So, usually, this we see more like a net positive effect for companies like Stevanato because it will translate in more orders for our products.

Operator:	Next question is from Patrick Donnelly, Citi.

Patrick Donnelly:

Hey guys. Thank you for taking the questions. Franco, maybe to follow-up on Dave's question there on the vials. Can you just talk about where we are on the inventory side? I mean, it feels like destocking far less of an impact. Are we fully past that? What's the latest you're hearing from customers on that front and confidence on the go forward there?

Franco Stevanato:

What do we see? That all overall, they are starting to normalize their inventory. In fact, this will translate in more normal forecasts too from our customers. Usually, with our customer, we work with what we call 3 to 5 years agreement. Then we have the 12 months forecast. 3 months confirmed order, even more bulk related. 6 months confirmed order if it's more EZ-fill® related. So, today, all overall, we see that clients are starting to normalize. One KPI that I can share with you, if you really compare last year with this year, the revenue around Vials, if you can take a blend between bulk and EZ-fill® we are…we increased 12% compared to last year.

So, we see continued month after month positive signal practically everywhere. We are talking about Europe, United States, Latin America, in Asia. We have a portfolio of 700 customers, but all overall, the macro trend is moving slowly in a good normalization direction.

Patrick Donnelly:

Okay. That's helpful. And then I guess, looking at next year, I know you guys' LRP is out there in kind of that low double-digit range. It sounds like through this…throughout this call, it's been a lot of positive between some of the regulatory stuff, obviously destocking behind you guys, the new facilities ramping. Any reason why next year wouldn't be in that low double-digit range? I mean, the street's around 10% next year. I just wanted to take your temperature on that. Thank you, guys, so much.

Marco Dal Lago:

As you know, we will be providing our detailed guidance for 2026 next quarter. Nevertheless, what we can tell you is that we see today positive trends for high-value solution adoption. We see Fishers and Latina ramping-up at the right…in the right way, in line with our plan. We are executing our plan in engineering, so we have a positive approach toward 2026. We need obviously to finalize our internal budget and objectives, but this is what we can tell you today.

Patrick Donnelly:	Understood. Thank you, guys, so much.

Operator:	The last question is from Curtis Moiles, BNP Paribas Exane.

Curtis Moiles:

Thanks for taking my questions. So, first I wanted to just maybe get a little deeper into the high-value solutions guidance for the year. On my kind of rough math, I think it implies for Q4 a range of 39% to 42% of revenue versus 45% year to date or so. So, could you maybe just give a little more color around the assumptions you have there, and is that kind of based on customer orders or anything else to be aware of?

Marco Dal Lago:

Yes, it's correct. Our guidance are implying 40% to 41% in Q4. And this is driven by the backlog we have in our hands and by the fact that, again, we have been able to accelerate some revenue in Q3 that were previously expected in Q4. So, as Franco was saying, there can be some quarterly fluctuation or acceleration depending on the mix of orders we have in that specific quarter. Nevertheless, in the medium term, both in the past and in the future…in the past, we saw a steady growth of the share of our high-value products and we expect to keep on installing capacity and keep on growing in the share of high-value products.

Franco Stevanato:

If I can also maybe add a little bit more color from product, customer, and therapeutic area point of view, we see that we are growing in biologics a lot. And inside the biologics, we see traction on Nexa® syringes where clients are using some auto-injectors. We see more and more increased demand from product in phase 2 and phase 3, and also commercial on Alba®. This is where we are extremely excited because they have a superior performance in the result of the reduction of release of invisible particles. Cartridges ready-to-fill on different formats from 1 ml up to 10 ml are good because it is very easy to be inserted in this complex device, the cartridges. And also, our Alina pen is starting to fill good pipeline, new prospect on…particularly on biosimilar. So, what I would like to share with you that the pipeline is spread with a very nice number of clients and therapeutic drugs in all our product portfolio. We are not just focalized in one product or one customer.

Curtis Moiles:

Got it. Very helpful. And then quickly on contract manufacturing, I know the press release called out strong growth in Q3. And then you mentioned the Fisher's should start commercial activities for contract manufacturing, I think, end 2026, early 2027. So, can you maybe just give some high-level thoughts about how we should think about this going forward? Is that going to become a more meaningful growth driver for the business?

Franco Stevanato:

So, we are building in Fishers this production department dedicated for one high runner [ph] for auto-injectors for one of our big customers that already buy from us these Nexa® syringes. Today, our strategy, our approach on drug delivery system is…our main goal is to deliver our IP products through our Alina, Aidaptus and Vertiva product. That…this is why we're building this big clean room in Germany that we have already…we have to execute the pipeline with our customers. It's also true that we have going to…we have already contracted in a selective way that we can provide these auto-injectors or some pen to some customers that they own the IP.

And when we are already the supplier with our Alba® syringes or cartridges ready-to-fill or syringes Nexa® practically in order to have more bigger contract. We also serve this product in a form of CMO business model.

Curtis Moiles:	Great. Thank you.

Lisa Miles:	Operator, are there any other questions?

Operator:	There are no more questions registered at this time. Thank you.

Lisa Miles:	And that concludes our call for the day. So, thank you for joining us and we appreciate the support. Have a great day.